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                                                                    Exhibit 99.2

                                                           FOR IMMEDIATE RELEASE


CAMTEK CONTACT:                PORTFOLIO PR CONTACTS:
Moshe Amit                     Paul Holm / Leon Zalmanov
+972-4-604-8308                +1 212-736-9224
+972-4-654-1083 (fax)          pholm@portfoliopr.com / lzalmanov@portfoliopr.com
mosheamit@camtek.co.il

                CAMTEK LTD ANNOUNCES 2002 SECOND QUARTER RESULTS

                                      - - -
         Q2 REVENUES ROSE TO $6.1 MILLION, UP 31% FROM PREVIOUS QUARTER
                                      - - -
LOWER LOSS-PER-SHARE OF $(0.08), A REDUCTION OF 43% COMPARED TO PREVIOUS QUARTER


MIGDAL HAEMEK, Israel - August 13, 2002 - Camtek Ltd. (NASDAQ:CAMT), a developer, manufacturer and marketer of intelligent optical inspection systems and related software products used to enhance processes and yields for the Printed Circuit Board (PCB), Semiconductor Packaging, and Microelectronics industries, today announced results for the second quarter and six months ended June 30, 2002.

Sales for the second quarter of 2002 were $6.1 million, compared to sales of $4.7 million in the first quarter of 2002 and $13.4 million in the second quarter of 2001. Gross margins for the second quarter of 2002 were 39.4%, compared to 37.1% for the first quarter of 2002, and 52.9% in the second quarter of 2001. The reduced margins compared to the same period last year were largely due to the decline in revenues and reduced prices. Selling, general and administrative expenses decreased to $2.4 million from $3.0 million in the first quarter of 2002 and $3.4 million in the second quarter of 2001. The Company reported a net loss for the second quarter of 2002 of $(1.7) million, or $(0.08) per share fully diluted, compared to a net loss of $(3.1) million, or $(0.14) per share fully diluted, for the first quarter of 2002 and a net profit of $1.5 million, or $0.07 per share fully diluted, for the second quarter of 2001.

Sales for the first half of 2002 were $10.8 million, compared to sales of $29.7 million for the first half of 2001. Gross margins for the first half of 2002 were 38.4%, and 54.1% for the first half of 2001. Selling, general and administrative expenses in the first half of 2002 decreased to $5.4 million from $7.4 million in the first half of 2001. The Company reported a net loss for the first half of 2002 of $(4.8) million, or $(0.22) per share fully diluted, compared to a net profit of $4.5 million, or $0.20 per share fully diluted in the first half of 2001.

The Company recently completed its rights offering, raising approximately $6 million (net of expenses) from existing shareholders (not reflected in the results for Q2).

"The results of the second quarter, a significant improvement from the first quarter, are in line with our guidance and expectations. The majority of our second quarter sales were to the Pacific Rim region, predominantly China and Taiwan, continuing a market trend of shifting centers of production," said Rafi Amit, Camtek Chief Executive Officer. "We continue to experience an improvement in sales in China and Asia, while U.S. and European sales remained weak."

Mr. Amit continued: "The reduced loss-per-share of $ (0.08) indicates the effectiveness of our on-going cost control measures. In addition, we now have larger cash reserves following the completion of our rights offering to existing shareholders. As visibility in our marketplaces is still limited, our focus is on steady control and stability until recovery occurs. We estimate that our revenues in the third quarter of 2002 will be within $6.0 to $7.5 million, reflecting a continuous improvement over the first quarter of this year. We shall, of course, continue to closely monitor the markets," concluded Mr. Amit.

THE COMPANY WILL HOST A CONFERENCE CALL TO DISCUSS THESE RESULTS ON WEDNESDAY, AUGUST 14TH, AT 11:00AM, EDT/6:00 PM, ISRAEL TIME. TO PARTICIPATE, PLEASE CALL 800-233-2795 (US), 03-929-2810 (ISRAEL), 1-785-832-1077
(INTERNATIONAL), AND MENTION ID CODE: CAMTEK. THE CONFERENCE CALL WILL BE WEB CAST LIVE AT HTTP://WWW.FIRSTCALLEVENTS.COM/SERVICE/AJWZ363767464GF12.HTML IT ALSO WILL BE AVAILABLE FOR REPLAY ON HTTP://WWW.FIRSTCALLEVENTS.COM/SERVICE/AJWZ363767464GF12.HTML STARTING 1PM
EDT ON THE DAY OF THE CALL. CALLING 1-800-839-3742 OR 1-402-220-2979 ALSO STARTING 1 PM EST THE DAY OF THE CALL CAN ALSO ACCESS REPLAY.

ABOUT CAMTEK LTD.
Camtek Ltd., designs, develops, manufactures, and markets technologically advanced and cost-effective intelligent optical inspection systems and related software products, used to enhance processes and yields for the printed circuit boards, semiconductor packaging and microelectronics industries. Camtek is a public company since 2000, with headquarters in Migdal Ha'Emek, Israel and subsidiaries in the U.S., Europe, Japan, and East Asia. This press release is available at www.camtek.co.il

         This press release may contain projections or other forward-looking statements regarding future events or the future performance of the Company. These statements are only predictions and may change as time passes. We do not assume any obligation to update that information. Actual events or results may differ materially from those projected, including as a result of changing industry and market trends, reduced demand for our products, the timely development of our new products and their adoption by the market, increased competition in the industry, price reductions as well as due to risks identified in the documents filed by the Company with the SEC.

                                 (Tables Below)

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CONSOLIDATED BALANCE SHEETS
(in thousands, except share data)


                                                     DECEMBER 31,    JUNE 30,
                                                         2001          2002
                                                     ------------   ------------
                                                        Audited      Unaudited


ASSETS
Current assets:
    Cash and cash equivalents                               7,029          6,930
    Marketable securities                                  13,908          8,056
    Accounts receivable - trade
       (net of allowance of $ 1,135 and $ 1,842)           13,818         12,804
    Inventories                                            12,039         13,156
    Due from affiliates                                       374            366
    Other current assets                                    2,555          1,712
                                                     ------------   ------------
        Total current assets                               49,723         43,024

Fixed assets, net                                          11,225         11,065
Deferred taxes                                                306            293
                                                     ------------   ------------
                                                           61,254         54,382
                                                     ============   ============

LIABILITIES
Current liabilities:
         Short-term bank credit                             4,816          2,552
         Accounts payable                                   2,857          3,530
         Due to Priortech Ltd.                              1,114            514
         Other current liabilities                          6,084          6,275
                                                     ------------   ------------
                  Total current liabilities                14,871         12,871

Long term loans                                                55             32
Accrued severance pay, net of amounts funded                  307            324
                                                     ------------   ------------
                                                           15,233         13,227
                                                     ============   ============


SHAREHOLDERS' EQUITY
Ordinary shares NIS 0.01 par value,
   authorized 100,000,000 shares,
   outstanding 22,130,798 shares in 2001
   and 22,138,308 shares in 2002                              112            112
Additional paid-in capital                                 37,196         37,205
Unearned portion of compensatory stock options               (162)          (142)
Accumulated other comprehensive income:
    Unrealized gain on securities                             128             35
Retained earnings                                           9,339          4,537
Treasury stock (250,000 shares)                              (592)          (592)
                                                     ------------   ------------
                                                           46,021         41,155
                                                     ------------   ------------
                                                           61,254         54,382
                                                     ============   ============


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CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except per share data)

                                                                 YEAR ENDED          THREE MONTHS ENDED         SIX MONTHS ENDED
                                                                 DECEMBER 31,              JUNE 30,                 JUNE 30,
                                                                    2001              2001         2002         2001         2002
                                                            ------------------    -----------------------    -----------------------
                                                                   Audited                Unaudited                  Unaudited


Revenues                                                            44,068         13,428         6,104         29,737       10,758
Cost of revenues                                                    21,651          6,322         3,697         13,663        6,624
                                                                    ------         ------        ------         ------       ------

Gross profit                                                        22,417          7,106         2,407         16,074        4,134
                                                                    ------         ------        ------         ------       ------

Research and development costs                                      12,651          2,438         1,830          4,631        3,801
Selling, general and administrative expenses                        14,178          3,396         2,438          7,393        5,391
Restructuring costs                                                    547              -             -                           -
                                                                    ------         ------        ------         ------       ------

Operating income (loss)                                             (4,959)         1,272        (1,861)         4,050       (5,058)

Financial and other income, net                                      1,400            450           128            923          236
                                                                    ------         ------        ------         ------       ------

INCOME (LOSS) BEFORE INCOME TAXES                                   (3,559)         1,722        (1,733)         4,973       (4,822)

Provision for income taxes                                            (152)           244             -            431           20
                                                                    ------         ------        ------         ------       ------

NET INCOME (LOSS)                                                   (3,711)         1,478        (1,733)         4,542       (4,802)

                                                                    ======         ======        ======         ======       ======
EARNINGS PER ORDINARY SHARE:
         BASIC                                                       (0.17)          0.07         (0.08)          0.21        (0.22)

         DILUTED                                                     (0.17)          0.07         (0.08)          0.20        (0.22)

WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES OUTSTANDING:

         BASIC                                                      22,043         22,109        21,888         22,102       21,886

         DILUTED                                                    22,043         22,534        21,888         22,558       21,886
